MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 10-07 **SEPTEMBER 15, 2010**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Priority Targets Outlined on Manson Creek's Virgin Arm Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to provide an exploration update on its Virgin Arm gold project, Newfoundland. A high resolution, detailed ground magnetic geophysical survey was completed in late August and analysis of the data outlined numerous high priority targets for follow-up exploration.

The 28.4 line kilometer ground magnetic geophysical survey covered prospective geology proximal to the recently discovered Virgin Arm gold system. Numerous soil geochemical zones with significantly elevated arsenic and/or gold values are coincident with many of the magnetic anomalies. These high priority target areas are considered highly prospective with Company personnel scheduled to prospect and examine these anomalies during the fall exploration program. This work will assist in prioritizing the next round of trenching that will begin on the open ended gold mineralization outlined in the spring program.

Background

First phase work involving mechanized trenching with systematic, continuous rock saw cut channel samples and geological mapping discovered a significantly mineralized, previously unknown, gold system on the Virgin Arm property. The gold mineralization has been found over 3.7 kilometers in three zones, Hank, Homer, and Barney. Each of these zones is an excellent target for significant new gold resources. High grade gold values to 10.07 grams per tonne (g/t) were found to be hosted within zones of lower grade gold mineralization that are targets for bulk minable style gold deposits. Nine trenches were completed in the course of the program with mineralization remaining *open along strike and to depth in each of the zones.*

Numerous priority targets for exploration have arisen from a compilation of historic geochemical data that has outlined a 1.9 kilometer long gold+/-arsenic in soils anomaly with many coincident magnetic anomalies. This zone is sub-parallel to the Hank zone which returned the highest gold assay from the spring program of 10.07 g/t over 1.12 meters within a broader zone of 3.44 g/t over 3.50 meters.

The Company has demonstrated that a widespread, previously unrecognized, gold system is present at the Virgin Arm property and that there is excellent potential for the discovery of a large, bulk tonnage style gold mineralized system.

The President of Manson Creek Resources Ltd., Regan Chernish P.Geol., is the Qualified Person responsible for preparation of this news release.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director



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